Exhibit (a)(10)

News Release

FOR IMMEDIATE RELEASE

Contact:	William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
billlowe@KEMET.com
864-963-6484

KEMET ANNOUNCES COMPLETION OF TENDER OFFER FOR ITS 2.25% CONVERTIBLE SENIOR NOTES DUE 2026

Greenville, South Carolina (June 30, 2009) – KEMET Corporation (KEME.OB), a leading manufacturer of the majority of capacitor types, including tantalum, multilayer ceramic, solid aluminum, plastic film, paper and electrolytic capacitors, today announced the completion of its cash tender offer with respect to its outstanding $175,000,000 in aggregate principal amount of 2.25% Convertible Senior Notes due 2026 (CUSIP Nos. 488360 AA6 and 488360 AB4) (the “Notes”). The tender offer expired at 11:59 p.m., New York City time, on June 26, 2009 (the “Expiration Date”). On June 30, 2009, KEMET accepted for purchase all outstanding Notes that were validly tendered and not validly withdrawn as of the Expiration Date, pursuant to KEMET’s offer to purchase, dated May 5, 2009 (as amended from time to time, the “Offer to Purchase”), and the related letter of transmittal (as amended from time to time, the “Letter of Transmittal”). Based on final information provided to KEMET by D.F. King & Co., Inc., the information agent and depositary for the tender offer, $93,919,000 in aggregate principal amount of Notes, representing approximately 53.67 percent of the aggregate principal amount of the outstanding Notes prior to the completion of the tender offer, were validly tendered and accepted for purchase in the tender offer, at a purchase price of $400 per $1,000 principal amount of Notes, plus accrued and unpaid interest up to, but not including, the date of purchase. The aggregate consideration (including accrued and unpaid interest) for the accepted Notes of $37,831,747.19, which was deposited with the Depository Trust Company (“DTC”) on June 30, 2009, will be delivered promptly to tendering holders by DTC. KEMET borrowed the necessary funds to pay for the accepted Notes by drawing $37,831,747.19 under the term loan provided pursuant to the Amended and Restated Credit Agreement, dated as of June 7, 2009, as amended, by and among KEMET, certain of its subsidiaries and K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P. (the “Amended and Restated Platinum Credit Facility”).  To pay for the expenses incurred in connection with the tender offer and the related transactions, KEMET borrowed $10,000,000 under the working capital loan facility provided pursuant to the Amended and Restated Platinum Credit Facility.

In addition, as a result of the funding of the Amended and Restated Platinum Credit Facility, the previously announced amendments to KEMET’s credit facilities with UniCredit Corporate Banking S.p.A., entered into in connection with the tender offer, have become effective.

Furthermore, on June 30, 2009, upon consummation of the tender offer and the closing of the term loan under the Amended and Restated Platinum Credit Facility, KEMET issued a warrant to purchase up to 80,544,685 shares of KEMET’s common stock at an exercise price of $0.50 per share (in each case subject to adjustment) and entered into an Investor Rights Agreement with K Financing, LLC, and also entered into a Corporate Advisory Services Agreement with Platinum Equity Advisors, LLC, in each case substantially in the forms previously disclosed in KEMET’s SEC filings related to the tender offer.

P.O. Box 5928, Greenville, South Carolina 29606 U.S.A.

Tel: 864.963.6300   Fax: 864.963.6521

Pursuant to the terms of the tender offer, Notes that were not tendered will remain outstanding, and the terms and conditions of the Notes, including the covenants and other protective provisions contained in the indenture governing the Notes, will remain unchanged.

“Today we are announcing the successful close to our tender offer. We are very grateful for the cooperation and support of our financial partners, Platinum Equity and UniCredit Corporate Banking S.p.A., and for the hard work of our Leadership Team and employees in achieving this important milestone. This will further strengthen our company, enabling us to resume our restructuring work, and, possibly even more importantly, signaling to the market and our customers that we have additional working capital resources, allowing us to fully participate in the anticipated upturn in the economy in the quarters to come," stated Per Loof, Chief Executive Officer.

“We are delighted to support KEMET through the provision of financing and additional access to liquidity that will help the company realize its goals, even through these difficult times,” said Platinum Equity partner Jacob Kotzubei. “KEMET is a world-class manufacturer with blue-chip clients, and can now focus on restructuring and cost reduction initiatives, while simultaneously obtaining capital through the Platinum credit facility, to allow the company to participate in a rebound in orders.”

About KEMET

KEMET Corporation (KEME.OB) applies world-class service and quality to deliver industry-leading, high-performance capacitance solutions to its customers around the world. KEMET offers the world’s most complete line of surface-mount and through-hole capacitor technologies across tantalum, ceramic, film, aluminum, electrolytic, and paper dielectrics. Additional information about KEMET can be found at http://www.kemet.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included herein contain forward-looking statements within the meaning of federal securities laws about KEMET Corporation’s (the “Company”) financial condition and results of operations that are based on management’s current expectations, estimates and projections about the markets in which the Company operates, as well as management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “believes,” “estimates,” variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect new information, future events or otherwise.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) generally adverse economic and industry conditions, including a decline in demand for the Company’s products;  (ii) the ability to maintain sufficient liquidity to realize current operating plans; (iii) adverse economic conditions could cause further reevaluation of the fair value of the Company’s reporting segments and the write down of long-lived assets; (iv) the cost and availability of raw materials; (v) changes in the competitive environment of the Company;  (vi) economic, political, or regulatory changes in the countries in which the Company operates; (vii) the ability to successfully integrate the operations of acquired businesses; (viii) the ability to attract, train and retain effective employees and management; (ix) the ability to develop innovative products to maintain customer relationships; (x) the impact of environmental issues, laws, and regulations; (xi) the Company’s ability to achieve the expected benefits of its manufacturing relocation plan or other restructuring plan; (xii) volatility of financial and credit markets which would affect access to capital for the Company; and (xiii) increased difficulty or expense in accessing capital resulting from the delisting of the Company’s common stock from the New York Stock Exchange. Other risks and uncertainties may be described from time to time in the Company’s reports and filings with the Securities and Exchange Commission.

###